PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

PEPSI LOGO               FRITO LAY LOGO                           LOGO


                            News from PepsiCo, Inc.
         Purchase, New York   Telephone:  914-253-2725   www.pepsico.com


Contact:   Richard M. Detwiler, Jr.
           Vice President, Public Relations
           or
           Mark Dollins at Quaker Oats Company
           312-222-7399


         PEPSICO TO ACQUIRE THE QUAKER OATS COMPANY

         Acquisition Creates Big Growth Opportunities and
         Synergies Across Snack and Beverage Portfolio;
         Combination Also To Accelerate Leadership Changes

         PURCHASE, NY and CHICAGO, IL, Dec. 4 -- PepsiCo, Inc. and The Quaker Oats Company said today they have reached an agreement for PepsiCo to acquire Quaker in a tax-free transaction which features PepsiCo exchanging 2.3 shares of its stock for each share of Quaker, up to a maximum value of $105 for each Quaker share. There is no guaranteed price protection or "collar." However, if the value to Quaker shareholders falls below $92 per share, there is a provision for Quaker to exit the deal without penalty.

         The addition of Quaker is expected to be accretive to PepsiCo's earnings per share in the first full year and thereafter. The acquisition will immediately improve PepsiCo's return on invested capital by 200 basis points. The addition of Quaker will also enhance PepsiCo's ongoing sales and profit growth rates. The transaction will be accounted for as a pooling of interests and is expected to close in the first half of next year, subject to approval by PepsiCo and Quaker shareholders and expiration of the Hart-Scott-Rodino Antitrust waiting period and other customary approvals. PepsiCo also said the stock transaction would require the issuance of approximately 315 million new shares to Quaker shareholders.

         "This will be a truly outstanding combination," said Roger A. Enrico, PepsiCo Chairman and Chief Executive Officer. "Bringing together Quaker and PepsiCo creates a wealth of exciting growth opportunities as well as important cost and selling synergies. It is also very consistent with our sharp focus on convenient food and beverages."

         Quaker Chairman Robert S. Morrison said, "Over the last three years, The Quaker Oats Company has outpaced the growth of the U.S. food and beverage industry. It's a testament to our strong brands, talented people and operating effectiveness. Combining with the world-renowned PepsiCo organization will unleash the tremendous global growth potential of the Gatorade brand and leverage the strengths of our foods business."

                                    - more -

         Roger Enrico also announced today that the PepsiCo board has accepted his recommendation to make several management changes when the transaction closes.

         "As this deal got closer to becoming a reality, our focus shifted to implementation and that's all about leadership, which is another great asset that PepsiCo and Quaker share," Enrico said. "Bob Morrison and the entire Quaker management team have done an outstanding job and we are looking forward to welcoming them to PepsiCo."

         "Thinking about Bob's role led me to reconsider my role and that of Steve Reinemund, our President and Chief Operating Officer, who we'd already decided would succeed me as CEO and Chairman," Enrico continued. "It became clear that Bob and I should share the same priorities -- working closely with Steve to ensure that PepsiCo stays on the steady course we've engineered over the last four years, and that the Quaker integration is quickly accretive from the top line to the bottom line and from a cash flow and people standpoint."

         "That led me to recommend several important moves to the Board, which they intend to make when the deal is completed. Bob Morrison and I will become Vice Chairmen, and Steve Reinemund will become Chairman and CEO. In addition, PepsiCo's Chief Financial Officer, Indra Nooyi, will become President at that time, while retaining her Chief Financial Officer responsibilities."

         "My commitment to PepsiCo is exactly the same and my timing has not changed," said Enrico. "Steve and I will continue working together closely as we have been this past year, sharing responsibilities for leading and running the company. Bob will join us in that partnership and we both look forward to working with him." Morrison, who will be nominated for election to the Board, will continue to serve as Chairman, President and CEO of Quaker when it becomes part of PepsiCo. Quaker will continue to be operated out of Chicago with Morrison's current leadership team.

         In her new role as President and CFO, Nooyi will also be nominated for election to the Board. She will be responsible for corporate staff functions, including legal, human resources and corporate communications, in addition to her current CFO duties overseeing finance, strategic planning, mergers and acquisitions, information technology, advanced technologies and procurement. "Indra's contributions to PepsiCo have been enormous and she will make a great President," said Enrico. "She is a terrific addition to our world-class board and her perspective will be invaluable."

         The acquisition of Quaker provides PepsiCo with several key strategic and economic benefits:

                    o Quaker's powerful Gatorade brand, the world's number one sports drink, will make PepsiCo the clear leader in non-carbonated beverages, the fastest growing sector of the beverage industry. Additionally, leveraging the much larger scale of Gatorade's vast warehouse distribution system will enable PepsiCo's Tropicana juice unit to gain the scale it needs to make its ambient juice brands stronger and more profitable.


                                    - more -

                    o Quaker's rapidly expanding snack business -- including
               granola bars, rice snacks and fruit and oatmeal bars -- is highly complementary to PepsiCo's Frito-Lay unit, the world leader in salty snacks. The Quaker brand will extend PepsiCo's reach into morning on-the-go meal occasions, snacks aimed at kids and grain-based snacks. Distributing Quaker's snacks through Frito-Lay's vast distribution system will create very substantial growth opportunities both in the U.S. and internationally.

                    o Quaker's highly profitable non-snack food business (with leading brands like Quaker Oatmeal, Life and Cap'n Crunch cereals, Rice a Roni and Aunt Jemima syrup) generates hundreds of millions of dollars in cash, and through increased innovation and efficiencies can continue to provide steady profit growth and substantial free cash flow.

         Combining PepsiCo and Quaker will create a company with an exceptionally strong position in the rapidly growing market for convenient foods and beverages. The combined company, which will retain the PepsiCo name, will have pro forma revenues of $25 billion. Its expected market capitalization of more than $80 billion will place it among the world's five largest consumer products companies.

         Merrill Lynch served as advisor to PepsiCo, Inc. and Goldman Sachs served as lead advisor to Quaker Oats. JP Morgan also served as an advisor to Quaker Oats.

         PepsiCo will hold a presentation for investors regarding the transaction that will be available via webcast and telephone at 9:00 a.m. (Eastern Standard Time) today. Investors interested in accessing the webcast may do so through PepsiCo's website (www.PepsiCo.com) or directly at www.vcall.com/NASApp/VCall/EventPage?ID=57020. Investors interested in listening to the presentation by telephone should call 1-800-946-0719, the reservation number required for the call is 496950. The presentation will be repeated for those interested in listening later.

         Safe Harbor Statement
         This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

         We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo, Inc. and The Quaker Oats Company have filed and will file with the Securities and Exchange Commission because they contain important information.


                                    # # # #

                                                         PEPSICO CUSTOMER LETTER

[Roger Letterhead]

December 4, 2000

Dear (Personalized from "Top to Top" List?)

I have some great news to share: This morning PepsiCo announced plans to acquire Quaker Oats, creating a powerhouse in the packaged goods industry and an even tighter connection with your business. As described in the attached press release, this is a milestone agreement - one that will dramatically enhance our ability to meet your needs in the fast-growing segment of convenient foods and beverages.

Today marks a new and exciting chapter in PepsiCo's history. With Quaker complementing Pepsi, Frito-Lay, Tropicana and, most recently, SoBe, we'll be calling on you with an unmatched portfolio of powerful and innovative products. I'm tremendously excited about what these great brands can do together - and what they will mean to you and your customers.

I'm no less enthusiastic about our new management team. With the completion of this merger, Steve Reinemund will become PepsiCo's Chairman and CEO, a move we announced earlier this fall. Steve is an executive of the highest integrity, character and vision. He's also the right person to take this company - and our partnership with you - to new heights.

But he won't be alone. I'm delighted to let you know that Quaker Chairman and CEO Robert Morrison will join our leadership team as Vice Chairman, while continuing to run Quaker. Steve also will count on the continued insight and leadership of Indra Nooyi, who will be named President and Chief Financial Officer. I'll be working closely with Steve, Bob and Indra over the next year or two, offering advice and doing my part to ensure a smooth transition.

I hope you share my enthusiasm for the new PepsiCo and look forward to working with you in the days to come.

As always, thank you very much for your business and for your support.

December 4, 2000


TO: All PCNA Bottlers
RE: Quaker Oats Acquisition

I'm sure you've already heard: PepsiCo has made the much-anticipated move to acquire Quaker Oats. As you'll see in the attached news release and letter from Roger Enrico, this is an epic agreement, with tremendous upside potential.

Together, PepsiCo and Quaker are unveiling an unmatched portfolio of powerhouse brands, a winning leadership team and a bold strategic vision to be the player in convenient foods and beverages.

On the beverage side, Quaker's forceful Gatorade brand will push PepsiCo well ahead in the fast-growing non-carbonated field. Beyond our core CSD business, Gatorade caps an already winning beverage lineup, including Tropicana, Aquafina, FruitWorks, Lipton, Frappuccino and SoBe - all leaders in their respective categories.

Gatorade is the world's number-one sports drink - by far. Yet, as with everything we do, there are compelling opportunities for PepsiCo and its divisions to develop this great brand even further. There are no plans to change Quaker's current warehouse distribution system, but we may explore channel-specific opportunities for our bottling system.

As you'll read and see in the media, it will probably be several months before this transaction is completed. We will let you know about any further development as the dust settles on this momentous agreement.

Sincerely,

/s/ Gary

From: Enrico, Roger (Broadcast)
Sent: Monday, December 04, 2000 9:11 AM
Subject: Announcement


December 4, 2000

Dear Colleagues:

I'm delighted to tell you that this morning we made a very exciting and historic announcement. PepsiCo has reached an agreement to acquire the Quaker Oats Company in a transaction valued at $14 billion.

If you've read the newspapers lately, most of what's been written about Quaker has focused on the company's extraordinarily successful Gatorade brand. Gatorade is a wonderful brand. But it's just the beginning of why Quaker was so attractive to PepsiCo. The real news is that buying Quaker has very positive implications for all of our businesses.

As you'll see in the news release that follows, the deal will help drive growth and efficiencies at Frito-Lay, at Pepsi-Cola and at Tropicana. In short, it creates a whole range of exciting opportunities for our businesses and for all of us -- and being part of PepsiCo will give a big boost to Quaker and our new colleagues.

You'll also see in our announcement that the completion of the acquisition next year will trigger several important changes in our management team:
*       Steve Reinemund will become Chairman and Chief Executive Officer.
* Indra Nooyi will become President, in addition to being Chief Financial Officer, and will be nominated for election to our board of directors.

* Quaker Chairman, President and CEO Bob Morrison will join PepsiCo as a Vice Chairman as well as Chairman and CEO of the Quaker portion of PepsiCo. He too will be nominated for election to the board of directors.
* I'll also become a Vice Chairman, helping to ensure a smooth consolidation of these two great companies. In light of the Quaker development I felt it best that Steve become Chairman a little sooner than we originally planned.

As I look at PepsiCo today I see a company in great shape, better than we've been in many years. And when we join with Quaker, our prospects for healthy, consistent growth will be even brighter.

Please join me in welcoming to the PepsiCo family our 12,000 new colleagues at Quaker.

Regards,

Roger



PEPSICO TO ACQUIRE THE QUAKER OATS COMPANY

Acquisition Creates Big Growth Opportunities and
Synergies Across Snack and Beverage Portfolio;
Combination Also To Accelerate Leadership Changes

PURCHASE, NY and CHICAGO, IL, Dec. 4 -- PepsiCo, Inc. and The Quaker Oats Company said today they have reached an agreement for PepsiCo to acquire Quaker in a tax-free transaction which features PepsiCo exchanging 2.3 shares of its stock for each share of Quaker, up to a maximum value of $105 for each Quaker share. There is no guaranteed price protection or "collar." However, if the value to Quaker shareholders falls below $92 per share, there is a provision for Quaker to exit the deal without penalty.

The addition of Quaker is expected to be accretive to PepsiCo's earnings per share in the first full year and thereafter. The acquisition will immediately improve PepsiCo's return on invested capital by 200 basis points. The addition of Quaker will also enhance PepsiCo's ongoing sales and profit growth rates. The transaction will be accounted for as a pooling of interests and is expected to close in the first half of next year, subject to approval by PepsiCo and Quaker shareholders and expiration of the Hart-Scott-Rodino Antitrust waiting period and other customary approvals. PepsiCo also said the stock transaction would require the issuance of approximately 315 million new shares to Quaker shareholders.

"This will be a truly outstanding combination," said Roger A. Enrico, PepsiCo Chairman and Chief Executive Officer. "Bringing together Quaker and PepsiCo creates a wealth of exciting growth opportunities as well as important cost and selling synergies. It is also very consistent with our sharp focus on convenient food and beverages."

Quaker Chairman Robert S. Morrison said, "Over the last three years, The Quaker Oats Company has outpaced the growth of the U.S. food and beverage industry. It's a testament to our strong brands, talented people and operating effectiveness. Combining with the world-renowned PepsiCo organization will unleash the tremendous global growth potential of the Gatorade brand and leverage the strengths of our foods business."

- more -

Roger Enrico also announced today that the PepsiCo board has accepted his recommendation to make several management changes when the transaction closes.

"As this deal got closer to becoming a reality, our focus shifted to implementation and that's all about leadership, which is another great asset that PepsiCo and Quaker share," Enrico said. "Bob Morrison and the entire Quaker management team have done an outstanding job and we are looking forward to welcoming them to PepsiCo."

"Thinking about Bob's role led me to reconsider my role and that of Steve Reinemund, our President and Chief Operating Officer, who we'd already decided would succeed me as CEO and Chairman," Enrico continued. "It became clear that Bob and I should share the same priorities -- working closely with Steve to ensure that PepsiCo stays on the steady course we've engineered over the last four years, and that the Quaker integration is quickly accretive from the top line to the bottom line and from a cash flow and people standpoint."

"That led me to recommend several important moves to the Board, which they intend to make when the deal is completed. Bob Morrison and I will become Vice Chairmen, and Steve Reinemund will become Chairman and CEO. In addition, PepsiCo's Chief Financial Officer, Indra Nooyi, will become President at that time, while retaining her Chief Financial Officer responsibilities."

"My commitment to PepsiCo is exactly the same and my timing has not changed," said Enrico. "Steve and I will continue working together closely as we have been this past year, sharing responsibilities for leading and running the company. Bob will join us in that partnership and we both look forward to working with him." Morrison, who will be nominated for election to the Board, will continue to serve as Chairman, President and CEO of Quaker when it becomes part of PepsiCo. Quaker will continue to be operated out of Chicago with Morrison's current leadership team.

In her new role as President and CFO, Nooyi will also be nominated for election to the Board. She will be responsible for corporate staff functions, including legal, human resources and corporate communications, in addition to her current CFO duties overseeing finance, strategic planning, mergers and acquisitions, information technology, advanced technologies and procurement. "Indra's contributions to PepsiCo have been enormous and she will make a great President," said Enrico. "She is a terrific addition to our world-class board and her perspective will be invaluable."

The acquisition of Quaker provides PepsiCo with several key strategic and economic benefits:
* Quaker's powerful Gatorade brand, the world's number one sports drink, will make PepsiCo the clear leader in non-carbonated beverages, the fastest growing sector of the beverage industry. Additionally, leveraging the much larger scale of Gatorade's vast warehouse distribution system will enable PepsiCo's Tropicana juice unit to gain the scale it needs to make its ambient juice brands stronger and more profitable.

- more -

* Quaker's rapidly expanding snack business -- including granola bars, rice snacks and fruit and oatmeal bars -- is highly complementary to PepsiCo's Frito-Lay unit, the world leader in salty snacks. The Quaker brand will extend PepsiCo's reach into morning on-the-go meal occasions, snacks aimed at kids and grain-based snacks. Distributing Quaker's snacks through Frito-Lay's vast distribution system will create very substantial growth opportunities both in the U.S. and internationally.
* Quaker's highly profitable non-snack food business (with leading brands like Quaker Oatmeal, Life and Cap'n Crunch cereals, Rice a Roni and Aunt Jemima syrup) generates hundreds of millions of dollars in cash, and through increased innovation and efficiencies can continue to provide steady profit growth and substantial free cash flow.

Combining PepsiCo and Quaker will create a company with an exceptionally strong position in the rapidly growing market for convenient foods and beverages. The combined company, which will retain the PepsiCo name, will have pro forma revenues of $25 billion. Its expected market capitalization of more than $80 billion will place it among the world's five largest consumer products companies.

Merrill Lynch served as advisor to PepsiCo, Inc. and Goldman Sachs served as lead advisor to Quaker Oats. JP Morgan also served as an advisor to Quaker Oats.

PepsiCo will hold a presentation for investors regarding the transaction that will be available via webcast and telephone at 9:00 a.m. (Eastern Standard Time) today. Investors interested in accessing the webcast may do so through PepsiCo's website (www.PepsiCo.com) or directly at www.vcall.com/NASApp/VCall/EventPage?ID=57020. Investors interested in listening to the presentation by telephone should call 1-800-946-0719, the reservation number required for the call is 496950. The presentation will be repeated for those interested in listening later.

Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo, Inc. and The Quaker Oats Company have filed and will file with the Securities and Exchange Commission because they contain important information.

                                    # # # #

                                                                       Draft Two


                             CONFERENCE CALL REMARKS

                                  Bob Morrison

                            Monday, December 4, 2000

                                 9:00 a.m. (EST)

Thank you, Roger.

My comments will be brief.

I simply want all of you who are listening--analysts, shareholders, the business press and our employees--to know that I'm really thrilled with the prospect of combining Quaker Oats with PepsiCo.

o  First of all, this merger is a wonderful thing for our shareholders.

   For the three-years through Oct. 31 of this year -just two days before takeover rumors hit the press -- Quaker shareholders have seen an average annual total return of nearly 22 percent, a return that far outdistances the performance of any of our peers over that period.

   At Friday's close, the anticipated Pepsi deal will provide a premium of nearly 20 percent on top of the October 31 price.

   Clearly, this represents an extremely attractive immediate return.

                                   (PAUSE)

   But, of even greater importance to those shareholders who take a longer-term view, there is an opportunity here to participate in one of the most dramatic growth stories in food and beverage history.

   Many of you are sadly aware that, in recent times, mergers, in our industry or others, often bring together one struggling company with another--or, at best, one struggling company with one that's performing well.

   This merger is unusual, if not unique, in that it is combining two companies that are both firing on all cylinders--leading their industries in every respect.

   This combination presents the prospects of a truly awesome growth story and, therefore, impressive future returns for our shareholders, over time.

                                   (PAUSE)

o  This merger is also wonderful for our employees.

   Quaker employees are winners. This merger will provide them with an order-of-magnitude increase in the resources available to keep on winning in the marketplace.

   The merger will also provide them with an opportunity to grow, on a personal level, in a company long known for identifying and developing a diverse group of strong leaders.

   Our employees will thrive in this environment and will see greater career growth possibilities than were possible in a stand-alone Quaker Oats company.

                                     (PAUSE)

I'm genuinely excited to join Roger, Steve and Indra as a part of the PepsiCo leadership team.

I firmly believe we're going to do great things together.

                                       ###

================================================================================





               PEPSICO INC. LOGO                  QUAKER LOGO





================================================================================

Safe Harbor Statement
================================================================================


This presentation contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo and Quaker Oats. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo and Quaker Oats; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; and the general economic environment. Neither PepsiCo nor Quaker Oats is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo and Quaker Oats have filed and will file with the Securities and Exchange Commission ("SEC"), because they contain important information.



================================================================ PEPSICO  QUAKER
                                                                 LOGO     LOGO

Transaction Terms
================================================================================


Transaction Structure:  Stock-for-stock merger of PepsiCo and Quaker Oats

Exchange Ratio:         2.3 shares of PepsiCo common stock per Quaker Oats share
                        with a cap of $105 per Quaker Oats share

Transaction Value:      Approximately $14 billion

Pro Forma Ownership:    PepsiCo 83%, Quaker Oats 17%

Accounting Treatment:   Pooling-of-interests accounting

Tax Treatment:          Tax-free reorganization

Board of Directors:     Robert Morrison to be nominated for election to
                        PepsiCo Board of Directors

Deal Protection:        $420 million breakup fee
                        19.9% option over Quaker Oats stock

Walkaway:               Quaker Oats walkaway right below $40 subject to
                        PepsiCo top-up to $92 per Quaker Oats share

Expected Closing Date:  First Half of 2001


================================================================PEPSICO   QUAKER
                                                                LOGO       LOGO

The 'New' PepsiCo: A Premier Consumer Products Company
================================================================================


o      Three high growth businesses


          TROPICANA                PEPSI                    FRITOLAY
          LOGO                     LOGO                     LOGO


o    Clear financial objectives

      o   6-7% top line growth

      o   10-11% operating profit growth

      o   12-13% EPS growth

      o   50-100 basis points of ROIC improvement per annum


o     Financially disciplined

      o   5 quarters of consistent, solid growth - exceeding expectations

      o   Stringent strategic criteria and financial screen for acquisitions


================================================================PEPSICO   QUAKER
                                                                LOGO       LOGO

Long-Term Financial Algorithm
================================================================================


                         Revenue Growth    EBIT Growth     EPS Growth    ROIC
                            2000-2005       2000-2005       2000-2005  2000-2005

PepsiCo Standalone             6-7%           10-11%          12-13%      22%


Quaker Standalone              5-6%            8-9%           10-12%      41%


Pro Forma PepsiCo(a)             7%+            11%+          13-14%      24%

                                                                    +600-700 bps

                                                                        by Yr. 5



(a) Pro Forma PepsiCo/Quaker with synergies
================================================================PEPSICO   QUAKER
                                                                LOGO       LOGO

Gatorade: Powerhouse Beverage Business
================================================================================


                    Sales ($B)                         EBIT ($MM)
----------------------------------------    ------------------------------------
$B      $1.5      $1.7     $1.8     $2.1    $MM   $187    $233     $263     $286

          [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]

        1997      1998     1999    2000E          1997    1998     1999    2000E


     -------------------------------             ---------------------------

     3 yr CAGR:                  12%             3 yr CAGR:              15%

     -------------------------------             ---------------------------

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Gatorade: Financial Assumptions
================================================================================



                                                       2000-05 CAGR
                                               ----------------------------


                                               Revenues                EBIT
                                               --------               -----
          Gatorade base case                      9.4%                13.5%







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PepsiCo's US Beverage Portfolio
================================================================================


               Pepsi-Cola                            Tropicana
         Refreshment Beverages                  Functional Beverages
---------------------------------------   --------------------------------

Carbonated           Non-Carbonated       Ambient                 Chilled
Soft Drinks       Refreshment Beverages   Juice & Juice Drinks    Juices
-----------       ---------------------   --------------------    --------

Pepsi TM            Aquafina              Seasons Best            Tropicana Pure
Diet Pepsi          Lipton Iced Tea                               Premium
Pepsi One           Lipton Brisk          Tropicana Twister       Seasons Best
Mountain Dew        Frappuccino                                   Dole
Diet Mountain Dew   Fruitworks
Sierra Mist         All Sport
Slice               Dole
Mug                 SoBe



                    ------------------------------------------------------------
                                                   |
                                        Non Carbonated Beverages



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US Beverage Market Overview
================================================================================


2000 US Retail $ Sales - $ 81 B              2000 US Volume Shares

CSD 72%                                                            Coca-Cola 16%

                [GRAPHIC OMITTED]                                    Gatorade 8%
                                                                    Tropicana 8%
                                                                       Lipton 3%
                                                                     Aquafina 2%

               Non-CSD 28%


                                         All Others               Other Pepsi(a)
                                            60%                         3%


                                                                 PepsiCo 25%

                   Sales CAGRs
----------------   -----------

               1995-2000         2000-2005 proj
-----------------------------------------------

CSDs:             3 %               2 - 3%
Non-CSDs:         7 %               8 - 9%



(a) Includes All Sport, Frappuccino, Fruitworks, SoBe and others

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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================



                                                  Revenues            EBIT
                                                  --------           ------

Base case                                            9.4%            13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru      Not Included (NI)      NI
       Pepsi Bottling network


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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================



                                                  Revenues            EBIT
                                                  --------           ------

Base case                                            9.4%            13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru      Not Included (NI)      NI
       Pepsi Bottling network

    Increased International Growth for Gatorade       NI              NI




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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================


                                               Revenues             EBIT
                                               --------          ----------

Base case                                         9.4%              13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru   Not Included (NI)         NI
       Pepsi Bottling network

    Increased International Growth for
       Gatorade                                     NI                NI

    Tropicana growth thru Gatorade
       distribution                         $400MM in Yr. 5     $45MM (by Yr. 5)



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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================


                                                Revenues            EBIT
                                                --------        ------------

Base case                                          9.4%             13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru    Not Included (NI)       NI
       Pepsi Bottling network

    Increased International Growth for
       Gatorade                                      NI              NI

    Tropicana growth thru Gatorade
       distribution                          $400MM in Yr. 5    $45MM (by Yr. 5)

Cost Synergies
--------------
    Procurement Savings                             -           $60MM (by Yr. 5)



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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================


                                                Revenues            EBIT
                                                --------        ------------

Base case                                          9.4%             13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru    Not Included (NI)       NI
       Pepsi Bottling network

    Increased International Growth for
       Gatorade                                      NI              NI

    Tropicana growth thru Gatorade
       distribution                          $400MM in Yr. 5    $45MM (by Yr. 5)

Cost Synergies
--------------
    Procurement Savings                             -           $60MM (by Yr. 5)

    SG&A Consolidation w/Tropicana                |
                                                  | -           $65MM (by Yr. 5)
    Hotfill manufacturing & logistics             |
      management


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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================


                                                Revenues            EBIT
                                                --------        ------------

Base case                                          9.4%             13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru    Not Included (NI)       NI
       Pepsi Bottling network

    Increased International Growth for
       Gatorade                                      NI              NI

    Tropicana growth thru Gatorade
       distribution                          $400MM in Yr. 5    $45MM (by Yr. 5)

Cost Synergies
--------------
    Procurement Savings                              -          $60MM (by Yr. 5)

    SG&A Consolidation w/Tropicana                |
                                                  |  -          $65MM (by Yr. 5)
    Hot-fill manufacturing & logistics            |
      management

Building future capabilities
-----------------------------
      Innovation from nutrition/physiology
          centers                                    NI              NI




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


Gatorade:  Financial Modeling 2000 - 05 CAGR
================================================================================


                                                Revenues            EBIT
                                                --------        ------------

Base case                                          9.4%             13.5%
---------

Revenue Synergies
-----------------
    Increase US Gatorade penetration thru    Not Included (NI)       NI
       Pepsi Bottling network

    Increased International Growth for
       Gatorade                                      NI              NI

    Tropicana growth thru Gatorade
       distribution                          $400MM in Yr. 5    $45MM (by Yr. 5)

Cost Synergies
--------------
    Procurement Savings                              -          $60MM (by Yr. 5)

    SG&A Consolidation w/Tropicana                |
                                                  |  -          $65MM (by Yr. 5)
    Hot-fill manufacturing & logistics            |
      management

Building future capabilities
-----------------------------
      Innovation from nutrition/physiology
          centers                                    NI              NI

      International network build-out for
          hot fill mfg.                               NI              NI


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


Snack Foods: Leadership Brands in Growth Categories
================================================================================

                          Key Brands       Market Position     1 Yr. Mkt. Growth

Granola Bars             Quaker Chewy             #1                  7%

Fruit/Oatmeal Bars       Quaker                   #1                 42%

Energy Bars              Gatorade                 -                  45%

Rice Cakes               Crispy 'Minis', Quaker   #1                  2%



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Quaker Snacks:  Performance TrendsXXXXXXXX
================================================================================



                    Sales ($MM)                        EBIT ($MM)
----------------------------------------    ------------------------------------
$MM     $287      $310     $334     $382    $MM   $46     $50      $54      $62


         [GRAPHIC OMITTED]                            [GRAPHIC OMITTED]

        1997      1998     1999    2000E          1997    1998     1999    2000E


     -------------------------------             ---------------------------

     3 Year CAGR:                10%             3 Year CAGR:            10%

     1 Year CAGR:                14%             1 Year CAGR:            14%

     -------------------------------             ---------------------------


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Quaker Snacks:  Financial Projections
================================================================================


                                                 2000 - 05 CAGR*
                                      -----------------------------------
                                          Revenue              EBIT*
                                          -------              -----
Base Growth Rate                            8.0%               10.8%

Additional Revenue upsides             $200MM by Yr. 5     $34MM by Yr. 5
  thru distribution gains

International Distribution gains      Not Included (N.I.)       N.I.


*All numbers are approximate

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Snack Bars:  Market Overview
================================================================================

Snack/Granola/Energy/Fruit Bars           Snack/Granola/Energy/Fruit Bars
-------------------------------           -------------------------------

                         [GRAPHICS OMITTED]

Granola        45%                        Private Label     6%

Treat Bars(a)  19%                        Nestle            6%

Energy         29%                        General Mills     6%

Fruit/Oatmeal   7%                        Other            26%

                                          Quaker Oats      16%

                                          McKee             9%

                                          Kraft             8%

                                          Kellogg          24%

                             $ Retail Sales: 1.8 B

                    -------------------------------------
                                1999-2000 Growth
                                ----------------

                    Total Market:                     9 %
                    -------------------------------------


(a) Quaker Oats does not participate in this segment
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Quaker Snacks:  Financial Projections
================================================================================


                                                  2000 - 05 CAGR*
                                          ------------------------------
                                          Revenue*                 EBIT*
                                          --------                 -----

Base Growth Rate                             8.0%                  10.8%

Additional Revenue upsides                $200MM by Yr. 5       $34MM by Yr. 5
  thru distribution gains

International Distribution gains          Not Included (N.I.)       N.I.
-------------------------------------------------------------------------------
Leveraging Quaker brand                      N.I.                   N.I.
  into A.M. snacks

Leveraging Gatorade trademark                N.I.                   N.I.
  into p.m. snacking

Additional Nutrition Snacks                  N.I.                   N.I.


*All numbers are approximate
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


Other Food Business: Leadership Brands
================================================================================

                       2000E Other Food Sales Mix(a)($MM)
                       ----------------------------------

                                                                 [Quaker Oatmeal
[Aunt Jemima logo omitted]                                       logo omitted]
#1 Syrup                                                         #1 Hot Cereal

Rice Pilaf           International Foods 20%    US Hot Cereal 20%
[logo omitted]
                     Other US/Canada Foods 12%                     [CAP'N CRUNCH
Rice A Roni                                                        logo omitted]
[logo omitted]           Aunt Jemima 6%
#1 Value-Added Rice]
                         Golden Grain 14%         US RTE Cereal 28%

                                                                   [LIFE
                                                                   logo omitted]

                              ------------------------------
                              2000E Sales:             $2.6B

                              2000E EBIT Margin:         17%

                              1996-2000E EBIT CAGR:       4%
                              ------------------------------


(a) 2000 estimates
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


Long-Term Financial Assumptions
================================================================================


                                CAGR 2000 - 2005
                                ----------------

                                           Revenue            EBIT
                                           -------            -----

PepsiCo Standalone                           7.2%             10.2%

Quaker Standalone                            6.4%              8.7%
         -  Gatorade                         9.4%             13.5%
         -  Snacks                           8.0%             10.8%
-------------------------------------------------------------------
         -  Food                             3.3%              4.5%
-------------------------------------------------------------------

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Synergy Opportunities: 2000 - 05
================================================================================


                                             Revenue ($MM)          EBIT ($MM)
                                             -------------          ----------

Standalone PepsiCo                               6 - 7%              10 - 11%
--------------------------------------------------------------------------------

  Synergies

     Year 1      $  65MM   ($ 10MM Revenue + $  55MM Cost)

     Year 5      $ 230MM   ($ 80MM Revenue + $ 150MM Cost)

  Pro Forma PepsiCo                                  7%+                  11%+
--------------------------------------------------------------------------------

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


Pro Forma PepsiCo: Below-the-line Assumptions
================================================================================


     Net Interest Expense                       Estimated Tax Rate
     --------------------                       ------------------

     Pro Forma   2000 (e):  $215MM              PepsiCo                32%

     Est.        2002 (e):  $50MM               Quaker                 34%

                 2005 (e):  $200MM              Pro Forma (e):         32.4%

                                                Opportunity to reduce
                                                tax rate by 1-2 points for
                                                combined entity in the
                                                next 2 years.
                                                Not included in the model
                                                -------------------------


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


Pro Forma PepsiCo :  Capex
================================================================================


Capex % of Sales                          2000 (e)               2005*
---------------                           --------               -----
       PepsiCo standalone                   5.5%

       Quaker Standalone                    5.7%
                                            ---

       Pro Forma PepsiCo                    5.5%                  4.5%
                                            ===                   ===

Additional Opportunities --  Not modeled
                             -----------
        o  Capex avoidance/reduction through supply chain rationalization.
        o  Better capital equipment procurement through increased scale.
        o  On-going capex benefit from transaction integration.


*All numbers are approximate
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Long-Term Financial Algorithm
================================================================================


                        Revenue Growth    EBIT Growth    EPS Growth        ROIC
                          2000-2005        2000-2005     2000-2005         2000
                        --------------    -----------    ----------       ------
PepsiCo Standalone         6 - 7%         10 - 11%       12 - 13%          22%

Quaker Standalone          5 - 6%          8 - 9%        10 - 12%          41%

Pro Forma PepsiCo(a)           7%+             11%+      13 - 14%          24%

                                                                  +600 - 700 bps

                                                                        by Yr. 5


(a) Pro forma PepsiCo/Quaker with synergies
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PepsiCo Pro Forma:  Portfolio Mix (w/o synergies)
================================================================================


RTE Cereal 3%           Pepsi-Cola Worldwide 21%    Tropicana 9%    Gatorade 8%

Frito-Lay Worldwide 50%

Hot Cereal 3%            Quaker Snacks 2%

Other Foods 4%


                               2000 (E) Revenue
                               ----------------

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


Leading Global Food and Beverage Company
================================================================================

Global Food & Beverage Companies             Global Food & Beverage Companies
  Food & Beverage Sales ($MM)                  Food & Beverage Sales ($MM)

Nestle                   $46,577             Kraft/Nabisco            $ 5,336
Kraft/Nabisco            $37,281             Nestle                   $ 5,334
Unilever/Bestfoods       $34,848             Coca-Cola                $ 5,239
ConAgra                  $27,973             Unilever/Bestfoods       $ 4,111
PepsiCo/Quaker Oats      $25,172             PepsiCo/Quaker Oats      $ 4,091
Coca-Cola                $20,829             PepsiCo                  $ 3,312
PepsiCo                  $20,115             ConAgra                  $ 1,969
Danone                   $11,346             HJ Heinz                 $ 1,810
General Mills/Pillsbury  $10,064             Kellogg/Keebler          $ 1,434
Kellogg/Keebler          $ 9,825             General Mills/Pillsbury  $ 1,388
HJ Heinz                 $ 9,538             Campbell Soup            $ 1,268
Sara Lee                 $ 8,783             Danone                   $ 1,224
Campbell Soup            $ 6,294             Sara Lee                 $   877
Quaker Oats              $ 5,057             Quaker Oats              $   779

Source: 2000 estimates




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================================================================================





               PEPSICO INC. LOGO                  QUAKER LOGO





================================================================================

Management Team at Closing
================================================================================


                                Steven Reinemund
                                  Chairman and
                            Chief Executive Officer


                               PEPSICO INC. LOGO


Roger Enrico                                            Robert Morrison
Vice Chairman                                           Vice Chairman

                              Indra Nooyi               Chairman, CEO and
                             President and              President Quaker Oats
                         Chief Financial Officer




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



================================================================================





            PEPSICO INC. LOGO                        QUAKER LOGO





================================================================================